

June 10, 2015

Via E-mail
Adil Mehboob-Khan
Chief Executive Officer for Markets
Massimo Vian
Chief Executive Officer for Product and Operations
Luxottica Group S.p.A
Piazzale L. Cadorna 3,
Milan 20123, Italy

> **Re:** **Luxottica Group S.p.A**
> **Form 20-F for the Year Ended December 31, 2014**
> **Filed April 24, 2015**
> **File No. 001-10421**

Dear Messrs. Mehboob-Khan and Vian:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2014

Item 18. Financial Statements

Note 1. Consolidation Principles, Composition of the Group and Significant Accounting Policies

General Information, page F-8

1. You disclose that your financial statements are presented as of and for the years ending December 31, 2014, 2013, and 2012. In line with prior years, the retail division's fiscal year is a 52- or 53-week period ending on the Saturday nearest December 31st. As such, their fiscal year is as of and for the periods ending January 3, 2014, December 28, 2013, and December 29, 2012. The retail distribution segment represents 58.3%, 59.1%, and 60.9% of your net sales in the periods for 2014, 2013, and 2012. Under IAS 1.51(c), you are required to disclose the date of the end of the reporting period or the period covered

by the financial statements. Please explain how you determined that the reporting period was December 31st in each period and not January 3, 2014, December 28, 2013, and December 29, 2012.

Basis of Presentation, page F-8

2.   You present the consolidated statement of income using the function of expense method. In future filings please include the disclosures required by IAS 1.104 regarding disclosure of additional information on the nature of expenses.

Inventories, page F-12

3.   The disclosure in the second sentence does not include work in process inventory, refers to realizable value and not net realizable value, and only discusses obsolete and slow moving inventory. The definition in the third sentence for net realizable value is not the same as net realizable value as defined in IAS 2.6. Please tell us why you excluded work in process inventory from your disclosure and how you account for that inventory. Discuss why you use realizable value and how your policy complies with IAS 2.9. Tell us whether you also consider other reasons that the costs of inventories may not be recoverable such as damage, declines in selling prices, and increased costs of completion. Refer to IAS 2.28. Please also tell us how your policy considered IAS 2.33.

4.   On page F-21, you also discuss the valuation of your inventories and refer to the recoverable amount. Please tell us why you refer to the recoverable amount on page F-21 instead of net realizable value and how that is consistent with IAS 2.6, IAS 2.7, and IAS 36.2(a).

Recognition of Revenues, page F-19

5.   Your revenues include sales of goods as well as insurance and administrative fees for your vision care business, eye exams and related professional services, and franchisee revenues from royalties and initial franchise fees. Please show us your revenues by category for 2014, 2013, and 2012 and tell us how you considered the disclosures required by IAS 18.35(b).

6.   You disclose that wholesale division revenues are recognized from sales of products at the time title and the risks and rewards of ownership of the goods are assumed by the customer. Please tell us how you determine when title and the risks and rewards of ownership of the goods are assumed by the customer. Also explain to us how you considered the other criteria in IAS 18.14 in your accounting policy. In future filings, revise the disclosure to clarify your revenue recognition policy.

7.   You disclose that the retail division enters into discount programs and similar relationships with third parties that have terms of twelve or more months. You recognize revenues under these arrangements upon receipt of the products or services by the customer at the retail location. Please briefly describe for us the significant terms of these types of arrangements.

Use of Accounting Estimates, page F-20

8.   On page F-21, you disclose that you assess the useful lives of definite-lived intangible assets on an annual basis. Please tell us whether you also review the amortization method at least at each financial year-end as required by IAS 38.104.

Note 5 – Segment Information, page F-35

9.   We note that in October 2014, you announced the introduction of a new management structure, pursuant to which you appointed co-chief executive officers, with one chief executive officer focused on Markets and the other on Products and Operations.   It appears that as a result of this new structure, you have identified your co-Chief Executive Officers as your chief operating decision makers under IFRS 8.7. Please explain to us how the change in your chief operating decision maker affected your operating segments and any information reviewed by your chief operating decision maker.

10.   As a related matter, we note from your disclosures beginning on page 28, that under your Retail Distribution discussion you have a further discussion of Optical Retail brands and Sun and Luxury Retail brands. Please explain to us if your chief operating decision makers assess the performance of any individual brands or group of brands within your Retail Distribution operating segment.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eric Atallah at (202) 551-3663 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3671 with any other questions.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant